UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

TOTAL LOGISTICS, INC.

(Name of Subject Company)

TOTAL LOGISTICS, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

89151W109

(CUSIP Number of Class of Securities)

William T. Donovan

President and Chief Executive Officer

Total Logistics, Inc.

700 N. Water Street, Suite 1200

Milwaukee, Wisconsin 53202

(414) 291-9000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Benjamin F. Garmer, III

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5367

(414) 271-2400

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company is Total Logistics, Inc., a Wisconsin corporation (the “Company”). The address of the principal executive offices of the Company is 700 N. Water Street, Suite 1200, Milwaukee, Wisconsin 53202. The telephone number of the Company at its principal executive offices is (414) 291-9000.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented, this “Schedule 14D-9”) relates is the common stock, par value $0.01 per share, of the Company (the “Common Stock”). Reference herein to the “Shares” means shares of the Common Stock. As of the close of business on January 4, 2004, 5,391,864 Shares (excluding restricted Shares) were issued and outstanding, 18,849 restricted Shares were issued and outstanding, no Shares were held by the Company in its treasury and 279,000 Shares were reserved for issuance under the Total Logistics, Inc. 1998 Equity Incentive Plan, as amended (the “Incentive Plan”).

Item 2. Identity and Background of Filing Person.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

This Schedule 14D-9 relates to the cash tender offer by Titan Acquisition Corp., a Wisconsin corporation (“Offeror”) and a wholly owned subsidiary of SUPERVALU INC., a Delaware corporation (“Parent”), as disclosed in a Tender Offer Statement on Schedule TO, dated January 7, 2005 (as amended or supplemented, the “Schedule TO”), to purchase all outstanding Shares at a price of $28.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Offeror’s Offer to Purchase, dated January 7, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto or to the Letter of Transmittal, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(4) and (a)(5) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 4, 2005 (the “Merger Agreement”), among Parent, Offeror and the Company. Pursuant to the Merger Agreement, as soon as practicable following the satisfaction or waiver of all conditions to the Merger (as defined below), including there having been tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that would constitute more than 75% of the voting power (determined on a fully diluted basis) of all the securities of the Company entitled to vote in the election of directors or in a merger (the “Minimum Condition”), Offeror will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of Parent. At the effective time of the Merger, each Share outstanding immediately prior to such time (other than Shares owned by the Company, Parent, Offeror or any subsidiary of the Company or Parent, and Shares held by shareholders who perfect their dissenters’ rights under Wisconsin law) will be converted into the right to receive $28.50 in cash or any higher price per Share paid in the Offer (the “Offer Price”), without interest thereon (the “Merger Consideration”). A copy of the Merger Agreement has been filed as Exhibit (e)(1) hereto and is incorporated by reference herein.

Based on the information in the Schedule TO, the principal executive offices of Parent and Offeror are located at 11840 Valley View Road, Eden Prairie, Minnesota 55344.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Certain contacts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder (the “Information Statement”) that is attached hereto as Annex A and is incorporated herein by reference. Except as set forth in the response to this Item 3 or in Annex A attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) Parent, Offeror or their respective executive officers, directors or affiliates.

Agreement Between the Company and Parent.

The Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 10 and 14, respectively, of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO, which is being mailed to shareholders together with this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Certain Agreements and Plans Between the Company and its Executive Officers, Directors and Affiliates.

Confidentiality and Non-Compete Agreements. John Buono, the Company’s Chief Financial Officer, has entered into a Confidentiality and Non-Compete Agreement (the “Non-Compete Agreement”), dated January 4, 2005, with the Company. Under the Non-Compete Agreement, Mr. Buono has agreed that in the event his employment with the Company is terminated (by the Company or by Mr. Buono) on or before December 31, 2005, then for the six-month period after termination of his employment (the “Non-Compete Period”), he will (a) hold in strict confidence and not use or communicate any confidential information regarding the Company and (b) not compete with the Company or solicit the Company’s employees or customers. As consideration for the foregoing, upon termination of his employment with the Company, Mr. Buono will receive from the Company a payment equal to $65,000, as well as continued coverage under the Company’s health, dental, vision and prescription drug plans for the Non-Compete Period. If the employment of Mr. Buono is not terminated prior to December 31, 2005, then the Non-Compete Agreement will expire.

Company Option Plan. Pursuant to the terms of the Incentive Plan, as amended, and related stock option agreements, each outstanding option to acquire Common Stock (each, a “Company Stock Option”) granted to a non-employee director, to the extent currently not exercisable, will become exercisable in accordance with its terms upon the acquisition of more than 25% of the Shares in the Offer (a “Change in Control”). On January 4, 2005, the Board of Directors of the Company approved the prior recommendation of its Compensation and Nominating Committee to fully vest all outstanding options held by Mr. Buono, to the extent not already exercisable, upon a Change in Control. Also under the terms of the Company Option Plan, all restricted stock granted to non-employee directors will become unrestricted upon a Change in Control.

The Merger Agreement provides that each Company Stock Option that is outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) shall be cancelled as of the Effective Time and, following such cancellation, shall represent the right to receive an amount in cash equal to the product of (a) the amount, if any, by which the Merger Consideration exceeds the per Share exercise price of such Company Stock Option multiplied by (b) the aggregate number of Shares then subject to such Company Stock Option.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides that Parent shall indemnify, defend and hold harmless, to the fullest extent permitted by law, the present and former officers and directors of the Company or any of its subsidiaries (each an “Indemnified Party”) against all losses, claims, damages, fines, penalties and liability in respect of acts or omissions occurring at or prior to the Effective Time. Parent agrees that all rights to exculpation and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the Indemnified Parties as provided in the WBCL (as defined below), the Articles of Incorporation or Bylaws of the Company and its subsidiaries, in each case in effect as of January 4, 2005, will survive the Merger. The Merger Agreement further provides that for a period of six years from the Effective Time, Parent will provide officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy as of January 4, 2005, with at least the same coverage (or as much as can be obtained at 300% of the current per annual premiums) covering such persons.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Board of Directors.

At a meeting held on January 4, 2005, the Board of Directors of the Company (the “Board” or the “Board of Directors”) unanimously approved the Offer, the Merger and the Merger Agreement and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company’s shareholders. Accordingly, the Board of Directors recommends that the Company’s shareholders accept the Offer and tender their Shares pursuant thereto.

(b) Background of the Offer.

On June 15, 2004, Lazard Frères & Co. LLC (“Lazard”) contacted William Donovan, Chief Executive Officer of the Company, to express interest in entering into discussions regarding a potential business combination with Parent. Mr. Donovan was familiar with Parent’s operations as both an existing logistics provider and a customer to the Company for its refrigeration products and services. Mr. Donovan informed Lazard that the Company was not for sale; however, given the unique synergies and complementary nature of a combination with Parent, the Company would be willing to discuss a potential combination with Parent. Mr. Donovan required that, prior to entering into any discussions, Parent would have to provide a valuation range for the purchase of all of the Company’s outstanding Shares and enter into a mutually acceptable confidentiality agreement with the Company. On July 2, 2004, a Confidentiality and Non-Solicitation Agreement (the “Confidentiality Agreement”) was executed between the Company and Parent.

In response to Mr. Donovan’s request, during July 2004, Parent management determined that, based on input from Lazard and Parent’s internal evaluation of the strategic merits of an acquisition of the Company, Parent was interested in exploring an acquisition of all of the Company’s outstanding shares for a purchase price ranging from approximately $26.00 to $30.00 per share in cash, subject to the approval of Parent’s board of directors, satisfactory completion of customary due diligence, and negotiation of the terms and conditions of a mutually acceptable merger agreement.

On August 9, 2004, Lazard contacted Mr. Donovan and reiterated that Parent was willing to proceed with the transaction at a valuation range of between $26.00 to $30.00 per share in cash, subject to the aforementioned conditions. Mr. Donovan was receptive to a proposal at the higher end of this range and stated that he would have to discuss the valuation range with the Company’s board of directors before further discussions could occur and before due diligence materials would be made available.

On August 9, 2004, Mr. Donovan met with the Chairman of the Company and briefed him on Parent’s expression of interest and Parent’s preliminary valuation range. Subsequently, Mr. Donovan contacted the other Board members telephonically and briefed them on the discussions and valuation considerations. All members of the Board expressed support for further discussions to occur.

On August 20, 2004, Jeffrey Noddle, President and Chief Executive Officer of Parent, called Mr. Donovan to reiterate Parent’s interest in expanding its third-party logistics business by way of an acquisition of all of the Company’s outstanding shares. Mr. Noddle indicated to Mr. Donovan that the Company was at the top of Parent’s list of potential acquisitions. Mr. Donovan responded that in order for any meaningful discussions to occur with respect to a transaction, the Company would need confirmation from Parent that Parent intended to acquire the entire Company. Mr. Noddle confirmed Parent’s intention to acquire the entire Company and stated that, subject to the aforementioned conditions, Parent would be able to pay a purchase price near the higher end of the initial valuation range.

On August 26, 2004, David Boehnen, Executive Vice President of Parent, visited Mr. Donovan at his office in Milwaukee to reiterate Parent’s interest in making a proposal to acquire the Company and that certain information on the businesses would be required in order for Parent to fully define its interest in, and valuation of, the Company. Mr. Donovan agreed to a two-stage due diligence process that would be limited in scope until Parent could provide additional comfort on its proposed purchase price for the Company.

On September 14, 2004, Mr. Noddle called Mr. Donovan to reiterate Parent’s interest and to suggest that representatives of Parent and the Company meet to further assess whether a combination would be in the best interests of both companies’ shareholders. Mr. Noddle reconfirmed that, subject to the aforementioned conditions, Parent was willing to proceed with the proposed transaction at the high end of its valuation range and that Parent was prepared to commence its due diligence review of the Company immediately. Mr. Donovan indicated that the Company was willing to engage in further discussions. The Company and Parent agreed to conduct due diligence expeditiously in a two-stage process, with the goal to enable Parent to submit a more definitive proposal on the purchase price prior to Parent receiving full access to the Company’s non-public information.

On September 27, 2004, Parent, Lazard, the Company and the Company’s financial advisors, William Blair & Company, L.L.C. (“William Blair”) attended a meeting at the Company’s Milwaukee headquarters to begin due diligence, including a discussion of the strategic merits of the proposed transaction.

On October 6, 2004, Parent discussed the potential acquisition with its board of directors. Parent’s board authorized Parent management to continue its due diligence investigation of the Company on the basis of the previously-discussed valuation range of $26.00 to $30.00 per share in cash.

Over the course of the next nine weeks, representatives of Parent, including certain members of Parent management, Lazard and Dorsey & Whitney LLP, counsel to Parent, conducted financial, legal and accounting due diligence on the Company, including, without limitation, attending additional management meetings with the Company, and participating in conference calls and information exchanges with representatives of the Company.

On October 29, 2004, Dorsey & Whitney distributed a draft Merger Agreement on behalf of Parent to the Company and Foley & Lardner LLP, counsel to the Company.

On November 1, 2004, at a regularly scheduled meeting of the Company’s board of directors, Mr. Donovan conducted a full discussion of the information exchanges that were underway with Parent. In addition, Foley & Lardner and representatives from William Blair reviewed the proposed transaction and draft Merger Agreement with the Company’s board. Further, William Blair reported on its preliminary analysis as to the fairness of the discussed transaction from a financial perspective. A full discussion of the merits of the proposed transaction, potential alternative acquirers and the merits of continuing to operate the Company on a independent basis was conducted.

In early December, Mr. Donovan requested that Parent reconfirm its proposed purchase price before further due diligence would be permitted. On December 8, 2004, Parent met with its board of directors and discussed the status of the proposed transaction, including the results of its due diligence review, the remaining diligence items to be reviewed and the status of discussions with the Company on the draft Merger Agreement and analyzed Parent’s valuation of the Company based on the additional information received during the due diligence period. Based on its discussion with Parent’s management, and evaluating the financial and strategic merits of the combination as determined as of such date, Parent’s board of directors authorized Parent management to negotiate and enter into a definitive agreement at a purchase price of up to $28.50 per share in cash, subject to satisfactory completion of its due diligence and negotiation of the terms and conditions of a mutually acceptable definitive agreement.

On the morning of December 9, 2004, Mr. Noddle called Mr. Donovan to confirm Parent’s continued interest in pursuing a transaction with the Company at a purchase price of $28.50 per share, subject to the aforementioned conditions.

Later that morning, a representative from Lazard called Mr. Donovan to set an agenda for Parent’s remaining due diligence review and to confirm that Parent was willing to proceed with an acquisition of the Company at a price of $28.50 per share in cash, subject to the aforementioned conditions. Mr. Donovan confirmed his interest in pursuing a transaction at such purchase price and presented a proposed timetable outlining the remaining diligence process and negotiation of the draft Merger Agreement. From December 9, 2004 through the afternoon of January 4, 2005, representatives of Parent, working with its legal and financial advisors, completed Parent’s remaining due diligence investigation and representatives of the Company and Parent negotiated and finalized the terms of the Merger Agreement and agreed upon a purchase price of $28.50 per share in cash for each of the Company’s outstanding Shares.

On January 4, 2005, the Company’s board of directors approved the Merger Agreement and the transactions contemplated therein, including the Merger and the Offer, and agreed to recommend the Offer and the Merger to its Shareholders.

The Merger Agreement was signed during the evening of January 4, 2005 and the transaction was publicly announced later that day.

(c) Reasons for the Determination.

In reaching its conclusions and recommendations described above, the Board consulted with the Company’s senior officers, legal counsel and financial advisors and took into account numerous factors, including but not limited to the following:

(i) the terms and conditions of the Offer and the Merger Agreement;

(ii) the current and historical financial condition, results of operations, business and prospects of the Company;

(iii) the Board’s recent evaluation of the Company’s strategic plan;

(iv) consideration of the analyses of William Blair regarding possible strategic alternatives and business opportunities for the Company, including an analysis of the Company if it were to remain independent and continue to do business in the segments in which it is currently operating, taking into account the risks inherent in remaining independent, and the prospects of the Company going forward as an independent entity;

(v) the presentation of William Blair as to various financial matters and the written William Blair Opinion (as defined below), dated January 4, 2005, to the effect that, as of the date of the opinion, the consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such shareholders (other than Parent and its affiliates). The full text of the William Blair Opinion which sets forth the procedures followed, the factors considered and the assumptions made by William Blair in arriving at its opinion is attached hereto as Annex A and is incorporated herein by reference. Shareholders are urged to read the William Blair Opinion carefully and in its entirety;

(vi) the fact that the Merger Agreement, while prohibiting the Company from soliciting any competitive proposal, does permit the Company to respond to a bona fide written Acquisition Proposal (as that term is defined in the Merger Agreement) by furnishing information to, and participating in discussions or negotiations with, any third party making such proposal, provided that a majority of the Board determines in good faith, after consultation with its financial advisor, that such third party’s Acquisition Proposal is reasonably likely to result in a Superior Proposal (as that term is defined in the Merger Agreement, and the Board determines (after consultation with outside counsel) that the failure to take such action is reasonably likely to result in a breach of its fiduciary obligations. The Company may accept, recommend, or enter into an agreement with respect to such Acquisition Proposal if a majority of the Board acting in good faith (A) determines, after consultation with its financial advisor that such Acquisition Proposal constitutes a Superior Proposal, (B) determines, after consultation with outside counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary obligations, (C) the Company pays Parent a termination fee equal to the sum of (1) Parent’s expenses (up to a maximum amount of $1 million) and (2) $5 million and (D) the Company terminates the Merger Agreement pursuant to its terms;

(vii) the relationship of the Offer Price and the Merger Consideration to the historical trading prices of the Shares, the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration, and that the consideration to be received by the holders of Shares in the Offer and the Merger would be taxable to such holders for federal income tax purposes;

(viii) the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, which should allow shareholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their Shares in the Offer;

(ix) the representation of Parent that it has sufficient cash or access to cash to satisfy all of its obligations under the Merger Agreement and the fact that the Offer is not subject to a financing condition;

(x) the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner; and

(xi) the antitrust approvals required to consummate the Offer, and the prospects for receiving such approvals.

In making its recommendation, the Board was aware of and took into consideration the interests of certain Company executives, including the Chief Executive Officer, who is a member of the Board, in the Offer and the Merger as a result of the agreements referred to in Item 3 of this Statement and their holding of Shares and options to purchase Shares as referenced in the Information Statement attached hereto as Annex B and incorporated herein by reference.

The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Board may have given different weight to different factors.

The Board recognized that, while the consummation of the Offer gives the shareholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger and Offer, tendering in the Offer would eliminate the opportunity for shareholders to participate in the future growth and profits of the Company.

It is expected that, if the Shares were not to be purchased by Purchaser in accordance with the terms of the Offer or if the Merger were not to be consummated, the Company’s current management, under the general direction of the Board, would continue to manage the Company as an ongoing business in accordance with the Company’s current long-term strategic plan.

(d) Opinion of the Company’s Financial Advisor.

At the January 4, 2005 Board meeting, William Blair reviewed with the Board its financial analysis of the consideration payable in the transaction. Following the meeting, William Blair delivered its written opinion (the “William Blair Opinion”) to the Board that, as of January 4, 2005, based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the consideration to be received pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of the Company (other than Parent and its affiliates).

The full text of the William Blair Opinion, dated January 4, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached hereto as Annex B and is incorporated herein by reference. The William Blair Opinion is directed to the Company’s Board and addresses only the fairness of the consideration from a financial point of view to holders of Shares (other than Parent, the Company and their respective affiliates) as of the date of such opinion and does not address any other aspect of the Merger. The William Blair Opinion is not a recommendation to any Company shareholder to tender Shares as part of the Offer or as to how any shareholder should vote with respect to the proposed transaction or any other matter, and should not be relied upon by the Company’s shareholders as such. The summary of the William Blair Opinion set forth in this Statement is qualified in its entirety by reference to the full text of the William Blair Opinion attached hereto as Annex B, which should be read carefully and in its entirety.

(e) Intent to Tender.

To the Company’s knowledge after reasonable inquiry, each executive officer, director, affiliate or subsidiary of the Company currently intends to tender all shares of Common Stock held of record or beneficially by them pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to the terms of an engagement letter, dated as of September 14, 2004, the Company engaged William Blair to act as its financial advisor in connection with various possible transactions, including transactions contemplated by the Merger Agreement (a “Business Combination”). As part of its role as financial advisor, William Blair delivered a fairness opinion to the Board of Directors for which it will be paid a fee of $250,000. In addition, pursuant to the engagement letter, William Blair will receive from the Company a fee, contingent upon the closing of a Business Combination, equal to $750,000. The Company has also agreed to reimburse William Blair for reasonable out-of-pocket expenses, including, without limitation, the reasonable fees and disbursements of its outside legal counsel, and to indemnify William Blair and related parties against certain liabilities, including liabilities under the federal securities laws arising out of William Blair’s engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations on its behalf concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

On December 17, 2004 Sheldon B. Lubar, the Chairman of the Board, gifted 400 Shares to a person who is not an officer, director or affiliate of the Company. No other transactions in Shares have been effected during the past 60 days by the Company or any of its subsidiaries or, to the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purpose of the Transaction and Plans or Proposals.

Except as set forth herein, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (3) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth herein, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

Wisconsin Business Corporation Law.

Business Combination Statute. As a Wisconsin corporation, the Company is subject to the Wisconsin Business Corporation Law (the “WBCL”). Sections 180.1140 through 180.1144 of the WBCL (the “Wisconsin Business Combination Statute”) prohibit certain business combinations between a resident domestic corporation, such as the Company, and an “interested stockholder” (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the outstanding voting stock of a domestic corporation or who is an affiliate or associate of the corporation and beneficially owned 10% or more of the voting stock within the last three years) for a period of three years after the date on which the person became an interested stockholder unless, among other exceptions, the acquisition of the shares or the business combination has been approved by the board of directors of the resident domestic corporation prior to the date on which the interested stockholder became an interested stockholder. Although the acquisition of the Shares pursuant to the Merger after the purchase of Shares in the Offer would involve a business combination between a resident domestic corporation and an interested stockholder, the Company’s execution of the Merger Agreement (which provides for the Offer and the Merger) was unanimously approved by the Board prior to the date on which Offeror and/or Parent will become an interested stockholder. Accordingly, the Wisconsin Business Combination Statute is inapplicable to the Offer and the Merger.

Control Share Statute. Section 180.1150 of the WBCL contains “Control Share” provisions limiting, under certain circumstances, the voting power of a shareholder that holds in excess of 20% of the voting power of certain corporations. As a result, Shares purchased by the Offeror from shareholders that constitute in excess of 20% of the voting power in the election of directors of the Company will be limited to 10% of the full voting power of such Shares. However, since the Minimum Condition is 75% of the Shares outstanding on a fully diluted basis, if the Minimum Condition is met, the Control Share provision of the WBCL will not affect the Offeror’s ability to approve the Merger.

Fair Price Law. Sections 180.1130 through 180.1134 of the WBCL (the “Wisconsin Fair Price Law”) generally provide, with certain exceptions, that “business combinations” involving a resident domestic corporation that has a class of voting stock registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act, such as the Company, and a “significant shareholder” (defined generally as any person that is the beneficial owner, either directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation) be approved by the affirmative vote of at least 80% of the voting power of the resident domestic corporation’s stock and at least 66 2/3% of the voting power of the corporation’s stock not beneficially owned by the significant shareholder, in each case voting together as a group, unless certain “fair price” conditions set forth in Section 180.1132 of the WBCL are satisfied. The amount to be paid for each Share in both the Offer and pursuant to the Merger currently satisfies each of the conditions of Section 180.1132 of the WBCL. Accordingly, the restrictions contained in the Wisconsin Fair Price Law are not currently applicable to the Merger.

Dissenters’ Rights. No appraisal rights are available to holders of Shares in connection with the Offer. However, holders of Shares that do not tender their Shares in the Offer may have certain rights under Subchapter XIII of the WBCL (the “Dissenters’ Rights Statute”) to dissent and obtain payment of the fair value of their Shares in connection with the Merger. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from expectation or accomplishment of the Merger) required to be paid in cash to such holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

If any holder of Shares who assert dissenters’ rights under the Dissenters’ Rights Statute fails to perfect, or effectively withdraws or loses his or her dissenters’ rights, then the Shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. Failure to follow the steps required by the Dissenters’ Rights Statute may result in the loss of such rights.

Short-Form Merger. Under Section 180.1104 of the WBCL, if Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Offeror will be able to effect the Merger after consummation of the Offer without a vote of the Company’s shareholders. However, if Offeror does not acquire at least 90% of the Shares pursuant to the Offer or otherwise, a meeting of the Company’s shareholders will be required to effect the Merger.

Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Offeror pursuant to the Offer is subject to such requirements.

Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent of a Notification and Report Form (the “Form”) with respect to the Offer. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting from Parent additional information or documentary material relevant to the Offer. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Parent with such request. Thereafter, such waiting period can be extended only by court order.

The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Offeror pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding the termination of the waiting period, take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws. The Company does not, and Parent has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Sections 14 and 15 of the Offer to Purchase for a description of the conditions of the Offer with respect to litigation and certain governmental actions and of certain termination rights.

Both the Company and Parent intend to file Forms with the Antitrust Division and the FTC as soon as practicable.

Offeror’s Designation of Persons to be Elected to the Board of Directors. The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Offeror, pursuant to the terms of the Merger Agreement, of certain persons to be elected to a majority of the seats on the Board of Directors other than at a meeting of the Company’s shareholders.

Item 9. Exhibits.

Exhibit Number	Description
(a)(1)*	Letter to Shareholders of Total Logistics, Inc., dated January 7, 2005.

(a)(2)*	Opinion of William Blair & Company, dated January 4, 2005 (included as Annex B to this Schedule 14D-9).

(a)(3)	Press Release issued by Total Logistics, Inc. on January 4, 2005 [Incorporated by reference to Press Release under cover of Schedule 14D-9 filed by Total Logistics, Inc. on January 4, 2005].

(a)(4)	Offer to Purchase dated January 7, 2005 [Incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by SUPERVALU INC. and Titan Acquisition Corp. on January 7, 2005].

(a)(5)	Form of Letter of Transmittal [Incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by SUPERVALU INC. and Titan Acquisition Corp. on January 7, 2005].

(e)(1)	Agreement and Plan of Merger, dated as of January 4, 2005, among SUPERVALU INC., Titan Acquisition Corp. and Total Logistics, Inc. [Incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by SUPERVALU INC. and Titan Acquisition Corp. on January 7, 2005].

(e)(2)	Confidentiality and Non-Compete Agreement, dated January 4, 2005, between Total Logistics, Inc. and John Buono.

(e)(3)*	The Information Statement of Total Logistics, Inc. (included as Annex A to this Schedule 14D-9).

*	Included in copies of the Schedule 14D-9 mailed to shareholders and filed with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2005.

TOTAL LOGISTICS, INC.

By:	/S/ WILLIAM T. DONOVAN
William T. Donovan President and Chief Executive Officer

ANNEX A

Total Logistics, Inc.

700 North Water Street, Suite 1200

Milwaukee, Wisconsin 53202

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement (the “Information Statement”) is being mailed on or about January 10, 2005 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to the holders of the Common Stock of Total Logistics, Inc. (the “Company”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

The Schedule 14D-9 relates to the cash tender offer by Titan Acquisition Corp. (“Offeror”), a Wisconsin corporation and a direct, wholly owned subsidiary of SUPERVALU INC., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated January 7, 2005, filed with the U.S. Securities and Exchange Commission (“SEC”), to purchase all of the outstanding shares of Common Stock of the Company at a price of $28.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal.

You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors of the Company (the “Board” or the “Board of Directors”). The Merger Agreement requires the Company to cause Parent’s designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Pursuant to the Merger Agreement, Offeror commenced the Offer on January 7, 2005. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, February 4, 2005, unless the Offer is extended.

The information contained in this Information Statement (including information incorporated by reference) concerning Parent, Offeror and the Parent’s Designees (as defined below) has been furnished by either Parent or Offeror, and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION REGARDING THE COMPANY

General

The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of the close of business on January 4, 2004, 5,391,864 Shares (excluding restricted Shares) were issued and outstanding, 18,849 restricted Shares were issued and outstanding, no Shares were held by the Company in its treasury and 279,000 Shares were reserved for issuance under the Total Logistics, Inc. 1998 Equity Incentive Plan, as amended (the “Incentive Plan”). The Board currently consists of seven members. Each director holds office for a one-year term and until such director’s successor is duly elected and qualified or until such director’s earlier resignation or removal.

Right to Designate Directors; the Offeror Designees

Pursuant to the Merger Agreement, subject to applicable law and to the extent permitted by Nasdaq, promptly upon the acceptance for payment of any Shares by Offeror pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board (“Parent’s Designees”), as will give Parent representation on the Board equal to the product of (a) the total number of directors on the Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by (b) the percentage that the number of Shares beneficially held by Parent or Offeror (including Shares accepted for payment) bears to the total number of Shares outstanding. In furtherance thereof and subject to applicable law, including applicable fiduciary duties, and to the extent permitted by Nasdaq, the Company will take all actions necessary to cause Parent’s Designees to be elected or appointed to the Board, including by increasing the size of the Board and/or securing the resignations of incumbent directors (including, if necessary, to ensure that a sufficient number of independent directors are serving on the Board in order to satisfy applicable Nasdaq listing requirements). Subject to applicable law, including applicable fiduciary duties, and to the extent permitted by Nasdaq, the Company will cause individuals designated by Parent to constitute the same percentage as is on the entire Board (after giving effect to the previous sentence) to be on (a) each committee of the Board and (b) each board of directors and each committee thereof of each subsidiary of the Company. The Company’s obligation to appoint the designees is subject to compliance with Section 14(f) of the Exchange Act. The Company is required to take all actions required by Section 14(f) and Rule 14f-1 of the Exchange Act in order to fulfill the foregoing obligations.

Notwithstanding the foregoing, the Merger Agreement requires that until the Effective Time, the Company shall cause the Board to have at all times at least two directors (and each committee of the Board at least one member) who are directors on the date of the Merger Agreement and who are not employed by the Company and who are not affiliates, shareholders or employees of Parent or any of its subsidiaries (the “Independent Directors”).

The Merger Agreement further requires that until the Effective Time, the approval of a majority of the Independent Directors will be required to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board, any extension of time for performance of any obligation or action hereunder by Parent or Offeror and any enforcement of or any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, any action to seek to enforce any obligations of Parent or Offeror under the Merger Agreement or any other action by the Board under or in connection with the Merger Agreement.

Parent has informed the Company that it will choose its designees from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company’s shareholders together with the Schedule 14D-9. Offeror has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference.

Parent has advised the Company that to the best knowledge of Parent, none of the persons listed in Schedule I currently is a director of, or holds any position with the Company, and except as disclosed in the Offer to Purchase, none of the Parent Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC, except as may be disclosed in the Offer to Purchase. None of the persons listed in Schedule I has any family relationship with any director or executive officer of the Company.

Parent has advised the Company that none of the persons listed in Schedule I to the Offer to Purchase has during the last five years been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Current Members of the Board of Directors

The names of the Company’s current directors and certain information about them, as of December 31, 2004, are set forth below. As indicated above, some of the current directors may resign promptly following the purchase of Shares by Offeror pursuant to the Offer.

John A. Becker, 62, has been a director of the Company since May 2000. Mr. Becker served as President and then as Vice Chairman and Chief Operating Officer of Firstar Corporation (bank holding company) from January 1990 until his retirement in December 1999. Mr. Becker is also a director of Northwestern Mutual Trust Company and Marquette University.

Nicholas F. Brady, 74, has been a director of the Company since March 1998. Mr. Brady has served as Chairman of the Board of Choptank Partners, Inc. (formerly Darby Advisors, Inc.) since February 1993; Chairman of Darby Overseas Investments, Ltd. since February 1994; and as Secretary of the United States Department of Treasury from September 1988 until January 1993. Mr. Brady is also a director of Amerada Hess Corporation, various Templeton mutual funds and Weatherford International, Inc.

William T. Donovan, 53, has been a director of the Company since December 1997, and has served as President and Chief Executive Officer of the Company since July 2000. Mr. Donovan also served as Chief Financial Officer of the Company from December 1997 to December 2003 and as Chairman of the Company from December 1997 to July 2000. Mr. Donovan was a principal of Lubar & Co. (private equity investments) located in Milwaukee, Wisconsin from 1980 to 1998. Mr. Donovan is also a director of Grey Wolf, Inc.

William H. Lacy, 60, has been a director of the Company since February 2000. Mr. Lacy served as Chairman and Chief Executive Officer of Mortgage Guaranty Insurance Corporation, a subsidiary of MGIC Investment Corporation (private mortgage insurance), located in Milwaukee, Wisconsin from 1996 to 1999 and as its President from 1987 to 1996. Mr. Lacy also served as Chairman and Chief Executive Officer of MGIC Investment Corporation located in Milwaukee, Wisconsin from 1987 to 1999. Mr. Lacy is also a director of Johnson Controls, Inc. and Ocwen Financial Corporation.

David J. Lubar, 50, has been a director of the Company since November 1997 and was Chairman of the Company from July 2000 until October 2003. Prior thereto, he served as President of the Company since December 1997. Mr. Lubar has been a principal of Lubar & Co. (private equity investments) located in Milwaukee, Wisconsin since 1983.

Cyriel Godderie, 59, has been a director of the Company since July 2003. Mr. Godderie has been the Chairman and Chief Executive Officer of the temperature-controlled logistics operations of ProLogis since October 2002. Prior to that, he served as Chairman and Chief Executive of CS Integrated, LLC. Mr. Godderie was recommended as a director nominee by the Company’s Chief Executive Officer.

Sheldon B. Lubar, 74, has been a director of the Company since December 1997 and Chairman since October 2003. Mr. Lubar is also the Chairman and a principal of Lubar & Co. (private equity investments) located in Milwaukee, Wisconsin. Mr. Lubar is also a director of Weatherford International, Inc., Grant Prideco, Inc., Crosstex Energy LP and Crosstex Energy, Inc.

Sheldon B. Lubar is the father of David J. Lubar.

Independent Directors

Of the seven directors currently serving on the Board, the Board has determined that Messrs. Becker, Brady, Godderie, and Lacy are “independent directors” as defined under the Nasdaq National Market listing standards and that Messrs. Becker, Brady, Godderie, and Lacy also meet the additional independence standards for Audit Committee members.

Committees

The Company’s Board has an Audit Committee, a Corporate Governance Committee, a Compensation and Nominating Committee and a Finance Committee. The Board has adopted, and may amend from time to time, a written charter for each of the Audit Committee, Corporate Governance Committee and Compensation and Nominating Committee. The Company makes available on its website at www.totallogisticsinc.com, free of charge, copies of each of these charters. The Company is not including the information contained on or available through its website as a part of, or incorporating such information by reference into, this Information Statement.

In accordance with its formal written charter adopted by the Board, the principal functions performed by the Audit Committee, which met eight times in 2004, are to meet with the Company’s independent public accountants before the annual audit to review procedures and the scope of the audit; to review the results of the audit; to review the financial control mechanisms used by the Company and the adequacy of the Company’s accounting and financial controls; to meet at least quarterly to review disclosures of the Company’s financial results prior to public release; and to recommend annually to the Board a firm of independent public accountants to serve as the Company’s auditors. The Audit Committee presently consists of John A. Becker (Chairman), William H. Lacy, Nicholas F. Brady and Cyriel Godderie, each of whom is independent as defined in Rule 4200(A)(15) of the listing standard of the National Association of Securities Dealers, Inc. The Board has determined that Mr. Becker qualifies as an “audit committee financial expert,” as defined by the SEC.

The Corporate Governance Committee consists of David Lubar (Chairperson), Sheldon Lubar and Nicholas Brady. The principal functions of the Corporate Governance Committee, which did not meet in 2004, are to develop and recommend to the Board a set of corporate governance principles applicable to the Company, including matters of Board organization, membership and function, committee structure and membership and succession planning for the Chief Executive Officer; and to otherwise take a leadership role in shaping the corporate governance of the Company.

The Compensation and Nominating Committee consists of William H. Lacy (Chairperson) and Messrs. Becker, Brady and Godderie. The principal functions performed by this Committee, which met three times in 2004, are to: administer the Company’s deferred and incentive compensation plans; annually evaluate salary grades and ranges; establish guidelines concerning average compensation increases; establish compensation of all officers, directors and subsidiary or division presidents; recommend persons to be selected by the Board as nominees for election as directors; and recommend persons to be elected to fill any vacancies on the Board.

The Finance Committee consists of Messrs. Donovan (Chairperson), David Lubar and Sheldon Lubar. The principal function of the Finance Committee is to review prospective acquisition candidates, the structure, financing and terms of prospective acquisitions and the financing arrangements of the Company and its subsidiaries.

Nominations of Directors

The Compensation and Nominating Committee will consider persons recommended by shareholders to become nominees for election as directors. Recommendations for consideration by the Compensation and Nominating Committee should be sent to the Secretary of the Company in writing together with appropriate biographical information concerning each proposed nominee. The Company’s Bylaws also set forth certain requirements for shareholders wishing to nominate director candidates directly for consideration by the shareholders. With respect to an election of directors to be held at an annual meeting, a shareholder must, among other things, give notice of an intent to make such a nomination to the Secretary of the Company not less than 45 days or more than 75 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year’s annual meeting of shareholders.

In identifying and evaluating nominees for director, the Compensation and Nominating Committee of the Board seeks to ensure that the Board possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Board is comprised of directors who have broad and diverse backgrounds, possessing knowledge in areas that are of importance to the Company. In addition, the Compensation and Nominating Committee believes it is important that at least one director have the requisite experience and expertise to be designated as an “audit committee financial expert.” The Compensation and Nominating Committee looks at each nominee on a case-by-case basis regardless of who recommended the nominee. In looking at the qualifications of each candidate to determine if their election would further the goals described above, the Compensation and Nominating Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge. At a minimum, each director nominee must have displayed the highest personal and professional ethics, integrity and values and sound business judgment. In addition, the Compensation and Nominating Committee believes that the following specific qualities and skills are necessary for all directors to possess:

•	A director must be highly accomplished in his or her respective field, with superior credentials and recognition and broad experience at the administrative and/or policy-making level in business, government, education, technology or public interest.

•	A director must have expertise and experience relevant to the Company’s business, and be able to offer advice and guidance to the Chief Executive Officer based on that expertise and experience.

•	A director must be independent of any particular constituency, be able to represent all shareholders of the Company and be committed to enhancing long-term shareholder value.

•	A director must have time available to devote to activities of the Board and to enhance his or her knowledge of the Company’s business.

•	A director must have demonstrated the ability to work well with others.

Communications with the Board of Directors

Shareholders may communicate with the Board by writing to the Secretary of the Company at Total Logistics, Inc., c/o the Board of Directors (or, at the shareholder’s option, c/o a specific director), 700 N. Water Street, Suite 1200, Milwaukee, Wisconsin 53202. The Secretary will ensure that this communication (assuming it is properly marked “c/o the Board of Directors” or “c/o a specific director”) is delivered to the Board or the specified director, as the case may be.

Meetings and Attendance

The Board held four meetings in 2004. Each director attended at least 75% of the meetings of the Board held in 2004 and meetings held by all committees of the Board on which such director served during the period that the director so served in 2004.

Directors are expected to attend the Company’s annual meeting of shareholders each year. Six of the seven directors serving on the Board at the time of the Company’s 2004 annual meeting of shareholders attended that meeting.

Director Compensation

Under the Incentive Plan, the Company has been authorized to grant, on the date of the annual meeting in each year, restricted stock to each non-employee director of the Company. The number of shares of restricted stock granted to each non-employee director under the Incentive Plan is equal to the quotient of $25,000 divided by the average closing price per share of Common Stock during the 20-trading-day period immediately prior to the date of the annual meeting of shareholders in each year.

The Company reimburses directors for reasonable out-of-pocket expenses incurred in connection with their attending meetings of the Board and committees on which they serve.

Executive Officers of the Company

The names of the Company’s current executive officers and their ages and certain other information about them as of December 31, 2004, is set forth below.

Name	Age	Position and Principal Occupation During the Last Five Years
William T. Donovan	53	President and Chief Executive Officer
Sheldon B. Lubar	74	Chairman
John Buono	41	Chief Financial Officer and Secretary

See “Current Members of the Board of Directors” above for background information on William T. Donovan and Sheldon B. Lubar.

John Buono has been the Chief Financial Officer of the Company since December 2003 and was appointed Secretary of the Company in August 2004. From April 2003 until December 2003 he served as the Chief Financial Officer of Geomarketing, Inc. Prior to that he was the Director – Accounting and Assistant Treasurer of Sybron International, Inc.

The term of office of each executive officer is from one annual meeting of the directors until the next annual meeting of directors or until a successor for each is selected. There are no arrangements or understandings between any of the executive officers of the Company and any other person (not an officer or director of the Company acting as such) pursuant to which any of the executive officers were selected as an officer of the Company.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of December 31, 2004, by: (i) each director and nominee; (ii) each of the executive officers named in the Summary Compensation Table set forth below; (iii) all of the directors, nominees and executive officers (including the executive officers named in the Summary Compensation Table) as a group; and (iv) each person or other entity known by the Company to own beneficially more than 5% of the class of Common Stock. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned. The beneficial ownership set forth below is based on information provided to the Company by the beneficial owners.

Name and Address	Number of Shares Beneficially Owned(1)		Percent of Class
Sheldon B. Lubar	1,079,067	(2)	20.0%
700 N. Water Street Suite 1200
Milwaukee, WI 53202

David J. Lubar	1,055,843	(3)	19.2
700 N. Water Street Suite 1200
Milwaukee, WI 53202

Susan Lubar Solvang	718,208	(4)	13.3
700 N. Water Street Suite 1200
Milwaukee, WI 53202

Kristine Lubar MacDonald	641,353	(5)	11.9
700 N. Water Street Suite 1200
Milwaukee, WI 53202

Joan P. Lubar	583,347	(6)	10.8
700 N. Water Street Suite 1200
Milwaukee, WI 53202

Marianne S. Lubar	419,456	(7)	7.8
700 N. Water Street Suite 1200
Milwaukee, WI 53202

Nicholas F. Brady	301,742		5.6
1133 Connecticut Ave. NW, Suite 200 Washington, DC 20036

William T. Donovan	268,656	(8)	4.9
700 N. Water Street Suite 1200
Milwaukee, WI 53202

Name and Address	Number of Shares Beneficially Owned(1)	Percent of Class
John Buono	20,000	0.4%
700 N. Water Street Suite 1200 Milwaukee, WI 53202

John A. Becker	17,542	0.3
700 N. Water Street Suite 1200
Milwaukee, WI 53202

William H. Lacy	15,442	0.3
700 N. Water Street Suite 1200
Milwaukee, WI 53202

Cyriel Godderie	3,727	0.1
700 N. Water Street Suite 1200 Milwaukee, WI 53202

All directors and executive officers as a group (8 persons).	2,712,019	47.7

(1)	Includes restricted shares and shares subject to options as follows: Mr. S. Lubar, 3,442 shares; Mr. D. Lubar, 116,354 shares; Mr. Brady, 3,442 shares; Mr. Donovan, 120,000 shares; Mr. Buono 20,000 shares; Mr. Becker, 15,442 shares; Mr. Lacy, 15,442 shares; Mr. Godderie 3,727 shares; and all directors and executive officers as a group, 297,849 shares. The number and percent of the shares with respect to each beneficial owner are calculated to include shares underlying all stock options and all restricted shares held by such beneficial owner. All unvested stock options will vest and restricted shares will become unrestricted in accordance with terms of the Incentive Plan upon the acquisition of more than 25% of the Shares in the Offer. Upon the consummation of the Merger, each stock option will be cancelled and will solely represent the right to receive cash equal to the excess of the Merger Consideration over the exercise price of such stock option.
(2)	Shares reported by Sheldon B. Lubar include 182,000 shares held by various Lubar family minor childrens’ trusts over which Sheldon B. Lubar may be deemed to share voting power and investment power as a trustee. Of these shares, 50,000 shares are also included as beneficially owned by David J. Lubar. Shares reported by Sheldon B. Lubar also include 411,144 shares held directly by Sheldon Lubar’s wife and 8,237 shares held by the Lubar Family Foundation for which she may be deemed to have voting power and investment power as a director. The remaining 474,244 shares are held directly by Mr. Sheldon B. Lubar or his retirement plans.
(3)	Shares reported by David J. Lubar include 441,136 shares held by various Lubar family minor childrens’ trusts over which David J. Lubar may be deemed to share voting power and investment power as a trustee. Of these shares, 50,000 shares are also included as beneficially owned by Sheldon B. Lubar. Shares reported by David J. Lubar also include 85,695 shares held by various Lubar family minor childrens’ trusts for which she may be deemed to have voting power and investment power as a director. The remaining 412,658 shares are held directly by Mr. David J. Lubar.
(4)	Shares reported by Susan L. Solvang include 428,208 shares held by her directly, 97,000 shares held directly by her husband (Øyvind Solvang), 143,000 shares for which she may be deemed to share voting power and investment power as a trustee, and 50,000 shares for which her husband may be deemed to share voting power and investment power as a trustee.
(5)	Shares reported by Kristine L. MacDonald include 420,668 shares held by her directly and 220,685 shares for which she may be deemed to share voting power and investment power as a trustee.

(6)	Shares reported by Joan P. Lubar include 440,347 shares held by her directly and 143,000 shares for which she may be deemed to share voting power and investment power as a trustee.
(7)	Shares reported by Marianne S. Lubar include 411,144 shares held by her directly and 8,312 shares held by the Lubar Family Foundation for which she may be deemed to have voting power and investment power as a director.
(8)	Shares reported by William T. Donovan include 20,000 shares held by a partnership in which Mr. Donovan is a general partner. Mr. Donovan disclaims beneficial interest in 15,935 of these shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers to file reports concerning their ownership of Company equity securities with the Securities and Exchange Commission and the Company. Based solely upon information provided to the Company by individual directors and executive officers, the Company believes that during the fiscal year ended December 31, 2004, all its directors and executive officers complied with the Section 16(a) filing requirements, except that each of the Company’s non-employee directors did not timely file Form 4s that were due on April 22, 2004.

EXECUTIVE COMPENSATION

Summary Compensation Information

The following table sets forth certain information concerning the compensation earned for each of the last three fiscal years by the Company’s Chief Executive Officer and each of the Company’s most highly compensated executive officers whose total cash compensation exceeded $100,000 in the fiscal year ended December 31, 2004. The persons named in the table are sometimes referred to herein as the “named executive officers.”

Summary Compensation Table

Name and Principal Position		Annual Compensation			Long Term Compensation
	Year	Salary($)	Bonus($)	Other Annual Compensation($)(1)	Securities Underlying Stock Options(#)	All Other Compensation($)(2)
William T. Donovan President and Chief Executive Officer (3)	2004 2003 2002	$260,000 225,500 239,500	$156,000 50,000 85,000	— — —	— — —	$4,000 3,833 3,000
John Buono Chief Financial Officer (4)	2004 2003	$130,000 4,500	$45,500 —	— —	10,000 10,000	$2,600 —

(1)	Certain personal benefits provided by the Company and its subsidiaries to the named executive officers are not included in the table. The aggregate amount of such personal benefits for each named executive officer in each year reflected in the table did not exceed the lesser of $50,000 or 10% of the sum of such officer’s salary and bonus in each respective year.
(2)	The amount includes matching contributions made under the Company’s 401(k) and deferred compensation plans.
(3)	Mr. Donovan also served as Chief Financial Officer of the Company from December 1997 to December 2003.
(4)	Mr. Buono was appointed Chief Financial Officer of the Company in December 2003.

Stock Options

The Company maintains the Incentive Plan pursuant to which options to purchase Common Stock may be granted to officers and other key employees of the Company and its subsidiaries. No options were exercised by the Company’s named executive officers in fiscal 2004. The following table presents certain information as to grants of stock options made during 2004 to the named executive officers.

Option Grants in 2004 Fiscal Year

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term (2)
	Number of Securities Underlying Options Granted (#)(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	At 5% Annual Growth Rate	At 10% Annual Growth Rate
John Buono	10,000	100.0%	$18.99	06/21/14	$119,427	$302,652

(1)

The option reflected in the table (which is a nonstatutory option for purposes of the Internal Revenue Code) was granted on June 21, 2004. As initially granted, the option would have vested and become exercisable in five equal installments, with 20% vesting on June 21, 2005, 2006, 2007, 2008 and 2009. On January 4,

2005, the Board of Directors approved the prior recommendation of the Compensation and Nominating Committee to fully vest all outstanding options held by Mr. Buono, to the extent not already exercisable, upon a Change in Control (as defined in the Incentive Plan).

(2)	This presentation is intended to disclose the potential value which would accrue to the optionee if the option were exercised the day before it would expire and if the per share value had appreciated at the compounded annual rate indicated in each column. The assumed rates of appreciation of 5% and 10% are prescribed by the rules of the Securities and Exchange Commission regarding disclosure of executive compensation. The assumed annual rates of appreciation are not intended to forecast possible future appreciation, if any, with respect to the price of the Common Stock.

The following table presents the value of unexercised options held by the named executive officers at December 31, 2004.

2004 Fiscal Year-End Option Values

Name	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)			Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)
	Exercisable	Unexercisable		Exercisable	Unexercisable
William T. Donovan	120,000	—		$2,875,000	—
John Buono	2,000	18,000	(2)	$31,000	$219,100

(1)	The dollar values are calculated by determining the difference between the fair market value of the underlying Common Stock and the exercise price of the options at December 31, 2004.
(2)	On January 4, 2005, the Board of Directors approved the prior recommendation of the Compensation and Nominating Committee to fully vest all outstanding options held by Mr. Buono, to the extent not already exercisable, upon a Change in Control (as defined in the Incentive Plan).

Agreements with Named Executive Officers

The Company has entered into a Confidentiality and Non-Compete Agreement with John Buono. Under the Confidentiality and Non-Compete Agreement, Mr. Buono has agreed that in the event his employment with the Company is terminated (by the Company or by Mr. Buono) on or before December 31, 2005, then for the six-month period after termination of his employment (the “Non-Compete Period”), he will (a) hold in strict confidence and not use or communicate any confidential information regarding the Company and (b) not compete with the Company or solicit the Company’s employees or customers. As consideration for the foregoing, upon termination of his employment with the Company, Mr. Buono will receive from the Company a payment equal to $65,000, as well as continued coverage under the Company’s health, dental, vision and prescription drug plans for the Non-Compete Period. If the employment of Mr. Buono is not terminated prior to December 31, 2005, then Mr. Buono’s Confidentiality and Non-Compete Agreement will expire.

Report on Executive Compensation

General. The Company’s approach to compensating its executive officers is different from that of many public corporations. The Chairman of the Compensation and Nominating Committee William Lacy makes his recommendations for salaries and bonuses for the executive officers, including the Chief Executive Officer, to the Committee and those recommendations are generally approved by the Committee. To date, the factors considered by the Chairman have been the financial performance of the Company or the operating unit for which the executive has responsibility and the achievement of non-financial goals in the business plan or developed during the fiscal year. Financial performance is measured by actual operating cash flow and net income compared to the amounts included in the business plan developed prior to the beginning of the fiscal year, but any developments affecting performance which may have occurred during the fiscal year are considered. The Chairman has not given any specific weight to any one factor.

Stock Options. The Incentive Plan is designed, among other things, to encourage ownership of Common Stock by key executives, thereby promoting a close identity of interests between the Company’s management and its shareholders. The Incentive Plan is designed to motivate and reward executives for long-term strategic management and the enhancement of shareholder value. The Compensation and Nominating Committee has determined that stock option grants to the Company’s key executive officers is consistent with the Company’s best interest and the Company’s overall compensation program.

In determining the number of stock options to be granted, the Compensation and Nominating Committee considers a variety of factors, including each key executive’s level of responsibility and relative contribution to the Company. Stock options are granted with an exercise price equal to the market value of a share of Common Stock on the date of grant. Stock options granted in January 2001 to key executives were fully vested at the time of grant. All other stock option grants to key executives vested over a period of five years.

Section 162(m) Limitation. All 2004 compensation paid to executives was fully deductible under Section 162(m) of the Internal Revenue Code. Therefore, the Compensation and Nominating Committee determined that a policy with respect to qualifying compensation paid to executive officers for deductibility was not necessary.

Total Logistics, Inc.

COMPENSATION AND NOMINATING COMMITTEE

William H. Lacy

Nicholas F. Brady

John A. Becker

Report of the Audit Committee

The Audit Committee of the Board of Directors is composed of four independent directors, each of whom is independent as defined in the National Association of Securities Dealers’ listing standards. The Committee operates under a written charter.

The Company’s management (“management”) is responsible for the Company’s internal controls and the financial reporting process, including the system of internal controls. The Company’s independent auditors are responsible for expressing an opinion on the conformity of the Company’s audited consolidated financial statements with generally accepted accounting principles. The Committee has reviewed and discussed the audited consolidated financial statements with management and the independent auditors. The Committee has discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees).

In its meetings with representatives of the independent auditors, the Committee asks them to address and discuss their responses to several questions that the Committee believes are particularly relevant to its oversight. The questions include:

•	Are there any significant accounting judgments made by management in preparing the financial statements that would have been made differently had the auditors themselves prepared and been responsible for the financial statements?

•	Based on the independent auditors’ experience, and their knowledge of the Company, do the Company’s financial statements fairly present to investors with clarity and completeness the Company’s financial position and performance for the reporting period in accordance with generally accepted accounting principles and the Securities and Exchange Commission disclosure requirements?

•	Based on the independent auditors’ experience, and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?

The Committee believes that, by focusing its discussions with the independent auditors on these questions, it can promote a meaningful dialogue that provides a basis for its oversight judgments.

The Company’s independent auditors have provided to the Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Committee discussed with the independent auditors their independence. The Committee considered whether the independent auditors provision of non-audit services is compatible with maintaining the independent auditors’ independence.

The Committee discussed with the Company’s independent auditors the overall scope and plans for their respective audits. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, the evaluation of the Company’s internal controls and overall quality of the Company’s financial reporting.

Based on the Committee’s reviews and discussions with management and the independent auditors referred to above, the Committee recommended to the Board that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, for filing with the Securities and Exchange Commission.

Total Logistics, Inc.

AUDIT COMMITTEE

John A. Becker

Nicholas F. Brady

William H. Lacy

Cyriel Godderie

CERTAIN TRANSACTIONS

The Company shares offices with Lubar & Co. Incorporated. The office building in which the Company is headquartered is owned by 700 North Water LLC, which is owned by Sheldon B. Lubar, David J. Lubar, the Lubar Family (90 percent), William T. Donovan (5 percent) and unrelated third parties (5 percent). Sheldon B. Lubar and David J. Lubar are officers and directors of Lubar & Co. Incorporated, and each own 20 percent of its common shares. The Company pays its pro rata share of the rent, utilities and other expenses of these premises (approximately $2,220 per month). A total of approximately $26,648 was paid in 2004. Certain officers and employees of the Company also provide services to Lubar & Co. Incorporated. An allocation of compensation for services is based on time spent on the respective entity and is periodically reviewed.

PERFORMANCE INFORMATION

The following graph compares on a cumulative basis changes since December 31, 1999 in (a) the total shareholder return on the Common Stock with (b) the total return on the Nasdaq Index and (c) the total return on the Russell 2000 Index. Due to the nature of the Company’s business, no published industry or line-of-business index exists and, the Company does not believe it can reasonably identify a peer group for comparison. The changes have been measured by dividing (i) the sum of (A) the amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between the price per share at the end of and the beginning of the measurement period, by (ii) the price per share at the beginning of the measurement period. The graph assumes $100 was invested on December 31, 1999, in Common Stock, the Nasdaq Index and the Russell 2000 Index.

ANNEX B

January 4, 2005

Board of Directors

Total Logistics, Inc.

700 N. Water Street, Suite 1200

Milwaukee, WI 53202

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock (other than Supervalu, Inc. or its affiliates (collectively, “Supervalu”)) (such holders being referred to herein as the “Stockholders”) of Total Logistics, Inc. (the “Company”) of the $28.50 per share in cash (the “Merger Consideration”) proposed to be paid to the Stockholders pursuant to the draft Agreement and Plan of Merger dated as of December 28, 2004 (the “Merger Agreement”) by and among Supervalu, Titan Acquisition Corp., a wholly-owned subsidiary of Supervalu (“Merger Sub”), and the Company. Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, the Company will be merged into Merger Sub (the “Merger”) and each share of common stock of the Company, $0.01 par value per share, will be converted into the right to receive the Merger Consideration upon consummation of the Merger.

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have examined: (a) the draft Merger Agreement; (b) certain audited historical financial statements of the Company for the five years ended December 31, 2003; (c) the unaudited financial statements of the Company for the eleven months ended November 30, 2003 and 2004; (d) certain internal business, operating and financial information and forecasts of the Company (the “Forecasts”), prepared by the senior management of the Company; (e) information regarding publicly available financial terms of certain other business combinations we deemed relevant; (f) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (g) information regarding premiums paid for public companies over trading market prices prior to the announcement of an acquisition or merger transaction; (h) current and historical market prices and trading volumes of the common stock of the Company; and (i) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were not requested to, nor did we approach, and hold discussions with, third parties to solicit indications of interest in a possible acquisition of the Company.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion including without limitation the Forecasts provided by senior management. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company or Supervalu. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to us. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. We were not requested to, and did not,

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participate in the negotiation or structuring of the Merger nor were we asked to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied as to all legal matters on advice of counsel to the Company, and have assumed that the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company or Supervalu for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. In addition, we have provided certain investment banking services to Supervalu, which included the sale of certain stores and a warehouse facility in Colorado. We have acted as the investment banker to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders of the Company of the Merger Consideration in connection with the Merger, and we do not address the merits of the underlying decision by the Company to engage in the Merger and this opinion does not constitute a recommendation to any Stockholder with respect to the transaction. It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be included in its entirety in a proxy statement mailed to the stockholders by the Company with respect to the Merger.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Stockholders.

Very truly yours,

/s/ William Blair & Company, L.L.C.

WILLIAM BLAIR & COMPANY, L.L.C.

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